Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 25, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. The Purchaser is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action or pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

International Electronics, Inc.

at

$6.65 Net Per Share

by

Acquisition Sub 2007-2, Inc.,
a wholly-owned subsidiary of
Linear LLC

          Acquisition Sub 2007-2, Inc., a Massachusetts corporation (the “Purchaser”) and a wholly-owned subsidiary of Linear LLC, a California limited liability company (“Linear”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share (collectively, the “Shares” and each share thereof, a “Share”), of International Electronics, Inc., a Massachusetts corporation (“IEI”), at a price of $6.65 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to Bank of New York, which is acting as the depositary in connection with the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any such fees. The Purchaser will pay the fees and expenses incurred in connection with the Offer of the Depositary and D. F. King & Co., Inc., which is acting as the information agent in connection with the Offer (the “Information Agent”). The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in IEI. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON FRIDAY, JUNE 22, 2007 UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT
TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

          The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Linear and its affiliates, represent at least two-thirds of the total number of Shares outstanding at the time of the expiration of the Offer (as determined on a fully diluted basis) (the “Minimum Condition”). The Offer is also conditioned upon the satisfaction of certain conditions set forth in Section 14 — “Certain Conditions of the Offer” of the Offer to Purchase.

          The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 14, 2007 (the “Merger Agreement”), by and among Linear, Purchaser and IEI, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of all of the conditions thereto and in accordance with Massachusetts Business Corporations Act (“MBCA”), Purchaser will be merged with and into IEI, with the surviving entity, IEI, becoming a wholly-owned subsidiary of Linear (the “Merger”). At the effective time of the Merger, each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares owned by Linear, the Purchaser, any wholly-owned subsidiary of Linear or Shares owned by IEI or its shareholders, if any, who are entitled to and properly exercise appraisal rights under Section 13.02 of the MBCA) will be converted into only the right to receive the price per Share paid pursuant to the Offer in cash (such price being referred to herein as the “Offer Price”), without interest. The Merger Agreement is more fully described in Section 12 — “The Merger Agreement” of the Offer to Purchase.

          The Board of Directors of IEI has unanimously determined that the Offer and the Merger are fair to and in the best interests of the shareholders of IEI, approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and recommended that the shareholders of IEI accept the Offer, tender their Shares pursuant to the Offer and approve the
Merger Agreement.

          For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) (i) the certificates for such Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or (ii) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 — “Procedure for Tendering Shares” of the Offer to Purchase, a timely book-entry confirmation with respect to such Shares into the Depositary’s account at the Depositary Trust Company (the “Book Entry Transfer Facility”) and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 2 — “Procedure for Tendering Shares” of the Offer to Purchase; and (b) any other documents required by the Letter of Transmittal.

          Subject to the terms of the Merger Agreement, the Purchaser may, at any time and from time to time, waive any condition to the Offer or the terms of the Offer, by giving oral or written notice of such waiver to the Depositary. Subject to the terms of the Merger Agreement and the applicable rules of the Securities and Exchange Commission (the “SEC”), if, by the Expiration Date
(as defined below), any or all conditions to the Offer have not been satisfied or waived, the Purchaser may: (i) except with respect to the Minimum Condition, waive all unsatisfied conditions and accept for payment and pay for all Shares tendered prior to the Expiration Date and not theretofore validly withdrawn; (ii) extend the Offer (as required by the terms of the Merger Agreement) and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or (iii) amend the Offer (in some circumstances, only with consent of IEI).

          Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. Any announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Friday, June 22, 2007, unless and until the Purchaser shall have extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by the Purchaser, expires.

          Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless already accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 23, 2007. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 — “Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following the procedures described in Section 2 — “Procedures for Tendering Shares” of the Offer to Purchase at any time prior to the expiration of the Offer. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Linear, IEI, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

          The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

          IEI provided the Purchaser with IEI’s shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

          The Offer to Purchase and the Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street
22nd Floor
New York, NY 10005
Banks and Brokerage Firms, Please Call: (212) 269-5550
All Others Call Toll-free: (800) 431-9645

May 25, 2007